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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For The Month of May, 2003

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                      ---   ---

 (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT
                IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)

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     BE Semiconductor Industries N.V. (the "Company") is filing (i) the Articles of Association of the Company, (ii) an amendment to its Articles of Association providing for the indemnification of officers and directors of the Company which was passed at the general meeting of shareholders on March 27, 2003 and (iii) a press release dated April 23, 2003 which announced its first quarter 2003 results. A copy of (i) the Articles of Association and (ii) the Amended Articles of Association are attached hereto as Exhibits 4.1 and 4.2, respectively and
(iii) the Press Release is attached hereto as Exhibit 99.1.

Exhibits
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4.1      Articles of Association
4.2      Amendment to the Articles of Association
99.1     Press Release

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BE SEMICONDUCTOR INDUSTRIES N.V.


                                 By: /s/ Richard W. Blickman
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                                    Name: Richard W. Blickman
                                    Title: President and Chief Executive Officer
                                    Date: July 11, 2003